Mail Stop 4561
									February 7, 2006

Linda Bryson
President
Triad Industries, Inc.
122 East Grand Avenue
Escondido, CA  92025

      Re:	Triad Industries, Inc.
		Form 10-KSB/A for the Fiscal Year ended December 31,
2004
Forms 10-QSB/A for Fiscal Quarters ended March 31, 2005 and June
30,
2005
Form 10-QSB/A for the Fiscal Quarter ended September 30, 2005
      File No. 000-28581

Dear Ms. Bryson:

      We have reviewed your response letter dated January 24, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB/A for the year ended December 31, 2004

Item 8a - Controls and Procedures, page 41

1. We note that you restated your statements of operations in 2005 due to the improper exclusion of an expense amount, in 2004 due to the exclusion of intercompany elimination entries, and twice in 2003 related to the impairment of a deferred tax benefit. We also note that you have amended almost every one of your periodic filings since
2001. It appears to us that these errors may indicate one or more material weaknesses in your disclosure controls and procedures. Please tell us how these errors and numerous revisions to your periodic filings have affected your conclusions regarding the effectiveness of the design and operation of your disclosure controls and procedures. If you still maintain that your disclosure controls and procedures were operating effectively as of December 31, 2004, you must clearly describe the basis for that conclusion within this section. In addition, please tell us and disclose in an amended 10-
KSB what changes management has made in order to prevent more errors in the future.

Forms 10-QSB/A for the quarters ended March 31, 2005, June 30,
2005,
and September 30, 2005

2. We note your responses to comments eight through 12. We await the filing of these amended documents incorporating the agreed-upon changes, including additional disclosures within the Controls and Procedures section discussing the errors in your original filings, what caused the errors, and how these errors affected your conclusions regarding the effectiveness of the design and operation of your disclosure controls and procedures, as applicable.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Kristi Beshears			Staff Accountant



??

??

??

??

Ms. Linda Bryson
Triad Industries, Inc.
February 7, 2006
Page 1